UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NORTHERN CALIFORNIA BANCORP, INC.
Full Name of Registrant

Former Name if Applicable

601 MUNRAS AVENUE
Address of Principal Executive Office (Street and Number)

MONTEREY, CALIFORNIA 93940
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Northern California Bancorp, Inc. hereby reports that it will not be able to file its annual report on Form 10-Q for the quarter ended March 31, 2012 (the “Report") by May 14, 2012, the prescribed due date of the Report, because additional time is needed to complete the review of its financial statements included in the Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	S. Alan Rosen	(818)	591-2121
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.  See attached Supplement.

Northern California Bancorp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 14, 2012	By	/s/ Bruce N. Warner
Bruce N Warner, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SUPPLEMENT

Part IV, Item 3

The following discussion summarizes the anticipated significant changes in the consolidated results of operations of Northern California Bancorp, Inc. and its wholly-owned subsidiary, Monterey County Bank (collectively, the “Company”) for the first quarter of 2012 compared to the same period of 2011.  All figures and ratios shown for 2012 are subject to change upon final review and no assurances can be provided that such changes will not be material.

The following table shows the balances, the dollar changes and the percentage changes of the significant items in the Company’s statements of operations for the quarters ended March 31, 2012 and 2011 (dollars in thousands):

	Quarter Ended			Percentage
	March 31		Increase	Increase
	2012	2011	(Decrease)	(Decrease)
Total Interest Income	$2,566	$2,803	$(237)	(8.46)%
Total Interest Expense	825	1,082	(257)	(23.75)%
Net Interest Income	1,741	1,721	20	1.16%

Provision for loan losses	—	1,100	(1,100)	N/A %
Net Interest income after provision for loan losses	1,741	621	1,120	180.35%

Total non-interest income	1,158	1,230	(72)	(5.85)%
Total non-interest expense	1,830	3,249	(1,419)	(43.67)%

Income tax provision (benefit)	1	59	(58)	(98.31)%
Net income (loss)	$1,068	$(1,457)	$2,525	173.30%

For the quarter ended March 31, 2012, the Company recorded net income of $1,068,000 compared to a net loss of $1,457,000 for the quarter ended March 31, 2011, reflecting an increase of $2.5 million in 2012 compared to 2011.   The increase in net income can be attributed primarily to: (i) the decrease of $1.1 million in provision for loan losses from $1.1 million in 2011 to no provision in 2012; (ii) the decrease in non-interest expense of $1.4 million, or 43.67%, from $3.2 million in 2011 to $1.8 million in 2012; (iii) a decrease of $257,000 in interest expense, or 23.75%, from $1,082,000 in 2011 to $825,000 in 2012; and (iv) the decrease in income tax provision of $58,000, or 98.31%, from a $59,000 million in 2011 to a provision of $1,000 in 2012.    The decrease in expense was offset by a decrease in interest income of $237,000, or 8.46%, from $2.8 million in 2011 to $2.6 million in 2012 and a decrease in non-interest income of $72,000, or 5.90%, from $1.2 million in 2011 to $1.1 million in 2012.

The primary reason for the increase in net interest income was the decrease of $1.1 million in provision for loan losses from $1.1 million in 2011 to no provision in 2012.

The primary reasons for the decrease in non-interest income of $72,000 or 5.85% from $1.23 million in 2011 to $1.16 million in 2012 are: (i) a decrease of $720,000 or 93.50% in merchant credit card processing income; (ii) a decrease of $149,000 or 80.32% in credit card program income and (iii) a decrease of 38,000 or 36.11% in other income.  These decreases were partially offset by increases of (i) $792,000 in gains on sales of securities; and (ii) $61,000 in income from sales and servicing of Small Business Administration guaranteed loans.

The primary reasons for the decrease in non-interest expenses of $1.4 million, or 43.67%, from $3.2 million in 2011 to $1.8 million in 2012 are: (i) a decrease in expenses of $464,000, or 143.35%, associated with the Company’s foreclosed assets; (ii) a decrease of $129,000, or 27.98%, in professional fees; (iii) a decrease of $598,000, or 95.60%, in merchant credit card processing expense; and (iv) a decrease of $129,000, or 27.98%, in FDIC and State assessments.

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The primary reason for the decrease in the income tax provision of $58,000 from $59,000 million in 2011 to $1,000 in 2012 is federal and state net operating losses available to offset future taxable income of approximately $12,114,000 and $11,434,000, respectively.

Forward-Looking Statements

Certain matters discussed in this Report on Form 12b-25 may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, projections of future performance including our financial condition and the potential action of our regulators. Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expected or implied in such forward-looking statements. We do not undertake, and specifically disclaim any obligation, to update any forward looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

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